SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number 0-14209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Firstbank Corporation Amended and Restated 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION
311 Woodworth Avenue
Alma, Michigan 48801

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(K) PLAN

TABLE OF CONTENTS

	Page

Report of Independent Registered Public Accounting Firm (Rehmann Robson)	1

Report of Independent Registered Public Accounting Firm
(Crowe Chizek and Company LLC)	2

Financial Statements for the Years Ended December 31, 2005 and 2004

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-	10

Supplementary Information for the Year Ended December 31, 2005

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Firstbank Corporation Amended and Restated 401(K) Plan
Alma, Michigan

We have audited the accompanying statement of net assets available for benefits of Firstbank Amended and Restated 401(K) Plan (the “Plan”) as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year then ended, and the December 31, 2005 supplemental schedule of assets (held at end of year), as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Firstbank Corporation Amended and Restated 401(K) Plan for the year ended December 31, 2004, were audited by other auditors whose report dated June 18, 2005, expressed an unqualified opinion on those statements.

We conducted our audit of the 2005 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the 2005 financial statements provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2005 supplemental schedule of assets (held at end of year,) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Rehmann Robson REHMANN ROBSON

Saginaw, Michigan
June 16, 2006

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of
Firstbank Corporation Amended and Restated
    401(k) Plan
Alma, Michigan

We have audited the accompanying statement of net assets available for benefits of the Firstbank Corporation Amended and Restated 401(k) Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
June 18, 2005

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

ASSETS	2005	2004

Investments, at fair value	$6,863,897	$8,099,910
Common stock	8,896,163	8,370,670
Mutual funds	4,057,116	3,670,206
Common collective trust funds	235,333	206,931

Loans to participants
	20,052,509	20,347,717

Total investments at fair value

Receivables
Participant contributions	27,347	--
Employer contribution	12,416	--

Total receivables	39,763	--

Total assets (equal to net assets
available for benefits)	$20,092,272	$20,347,717

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31

	2005	2004

Additions to net assets attributed to
Net investment (loss) income
Net (depreciation) appreciation in fair value of investment	$(1,208,160)	$112,489
Interest income	12,560	10,923
Dividend income - cash	402,472	466,611
Dividend income - stock	413,107	380,105

Net investment (loss) income	(380,021)	970,128

Contributions
Participants'	777,439	826,939
Employer's	368,259	398,759

Total contributions	1,145,698	1,225,698

Total additions	765,677	2,195,826

Deductions from net assets attributed to
Benefits paid to participants	1,016,759	707,293
Other expenses	4,363	5,363

Total deductions	1,021,122	712,656

Net (decrease) increase	(255,445)	1,483,170

Net assets available for benefits
Beginning of year	20,347,717	18,864,547

End of year	$20,092,272	$20,347,717

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Firstbank Corporation Amended and Restated 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan was established by the plan sponsor, Firstbank Corporation (the “Company”), effective January 1, 1988 and amended and restated effective January 1, 1997. The Plan is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service. The Plan is primarily designed to allow participants to make elective contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at the sole discretion of the Board of Directors, contribute to each participant’s account a matching contribution, which is a percentage of the participant’s elective contribution for the year. For 2005 and 2004, the Company made matching contributions equal to 70% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, two common collective trust funds, and Firstbank Corporation common stock as investment options for participants. At December 31, 2005 and 2004, approximately 34% and 40% of the Plan’s assets were invested in Firstbank Corporation common stock. Contributions are subject to certain limitations.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings, net of expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participant’s deferrals and rollovers and the vested portion of the Company matching contributions.

Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Participants are immediately vested in their elective contributions plus actual earnings thereon. The Plan was amended effective December 31, 2002 to allow all participants to become 100% vested in contributions previously made under the ESOP feature of the previous Plan. Vesting in the Company matching contributions are based on years of completed service, as defined by the Plan agreement. A participant is 100 percent vested after seven years of credited service.

Participant Loans

The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance less the amount of their ESOP balance under the Plan previously amended, or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest rates that range from 5.0% to 10.0%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100 percent of his or her vested account balance. A participant or his or her beneficiary receives the vested portion in the participant’s account in a lump-sum amount. A participant may receive the portion of his or her account invested in Firstbank Corporation stock as shares of common stock or in cash.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants. Forfeitures of $1,589 were reallocated to participants as an additional employer contribution during 2005. No forfeitures were reallocated in 2004.

At December 31, 2005 and 2004, forfeited nonvested accounts totaled $42,351 and $27,482. These accounts will be used to reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, record keeping, trustee fees, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Other professional fees related to the investment and administration of the Plan’s assets are paid by the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Mutual fund shares and Firstbank Corporation common stock are traded on national exchanges and are valued at the last sales price on the date of valuation. Common collective trust funds are stated at fair value, which reflects the net asset value of the units held by the Plan as determined by the trustee. Participant loans are valued at their outstanding balance, which approximates fair values.

Unrealized appreciation or depreciation in the aggregate fair value of investments represents the change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments for such investments.

Payment of Benefits

Benefits are recorded when paid.

2.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2005	2004

Firstbank Corporation common stock	$6,863,897	$8,099,910
ABN AMRO Income Plus "D" Fund	2,340,045	1,902,346
American Funds Washington Mutual
"A" Fund	1,467,818	1,478,713
PIMCO Total Return "A" Fund	1,360,461	1,072,513
Principal Trust S&P 500 Index Fund	1,717,071	1,767,858
ABN Capital Growth "N" Fund	1,453,917	1,646,087
Eagle Overseas "A" Fund	2,635,945	1,936,914

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows for the year ended December 31:

	2005	2004

Firstbank Corporation common stock	$(1,277,988)	$(703,342)
Common collective trust funds	159,698	219,536
Mutual funds	(89,870)	596,295

	$(1,208,160)	$112,489

3.	PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the investment and administration of the Plan’s assets was paid by the Plan to Principal Financial Group and ABN AMRO, the custodians of the Plan. The fees paid by the Plan for these services amounted to $4,363 and $5,363 for 2005 and 2004, respectively.

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2005 and 2004, represent party-in-interest investments. The 295,602 and 279,886 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2005 and 2004, respectively, represent approximately 4.7% and 5.0% of the Company’s outstanding shares as of those dates.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

	2005	2004

Firstbank Corporation common stock	$6,863,897	$8,099,910
Principal Trusts S&P 500 Index Fund	1,717,071	1,767,858
ABN AMRO Growth "N" Fund	1,453,917	1,646,087
ABN AMRO Balanced "N" Fund	479,926	610,237
ABN AMRO Income Plus Fund	2,340,045	1,902,346
ABN AMRO Aggressive Growth "N" Fund	786,406	--
Loans to Plan participants	235,333	206,931

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Cash dividends of $242,305 and $234,003 were paid to the Plan by Firstbank Corporation during 2005 and 2004, respectively, based on shares held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statements of Changes in Net Assets Available for Benefits. A stock dividend equal to 5% of the outstanding shares was declared and paid by Firstbank Corporation in 2005 and 2004, respectively. As a result of this stock dividend, Firstbank Corporation issued 14,780 and 13,134 additional shares of Firstbank Corporation common stock to the Plan as of December 31, 2005 and 2004, which were recorded by the Plan at the fair value of the shares of $343,195 and $380,105, respectively, on the record date.

4.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in accordance with applicable requirements of the IRC.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, common collective trust funds, and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the statements of net assets available for benefits.

* * * * * * *

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) PLAN

SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005
PLAN #002
EIN 38-2633910

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
* * * * * * *	Common stock
  Firstbank Corporation

Mutual funds
  Pacific Investment Management Company

ABN AMRO

First Eagle Mutual Funds

ABN AMRO

American Funds

ABN AMRO

Blackrock Mutual Funds

Total mutual funds

Common collective trust funds
  Principal Trust

ABN AMRO

Total common collective trust funds

Loans
  Participant loans

Total investments

295,602 shares of common stock

129,568 shares of PIMCO
   Total Return "A" Fund

 65,227 shares of Growth "N" Fund

114,407 shares of First
   Eagle Overseas "A" Fund

 40,937 shares of ABN AMRO/Veredus
    Aggressive Growth "N" Fund

 47,594 shares of American Funds
    Washington Mutual "A" Fund

 45,620 shares of Balanced "N" Fund

 20,815 shares of Blackrock Aurora
    Investor "A" Fund

 330,715 units of Principal Trust
    S&P 500 Index Fund

 396,388 units of ABN AMRO
    Income Plus "D" Fund

 Maturing through 2012 with interest
    Rates ranging from 5% to 10%

$ 6,863,897 1,360,461 1,453,917 2,635,945 786,406 1,467,818 479,926 711,690 8,896,163 1,717,071 2,340,045 4,057,116 235,333 $20,052,509

(a)    An asterisk in this column identifies a person known to be a party in interest.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation Amended and Restated 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION AMENDED AND
RESTATED 401(K) PLAN

By:    Firstbank Corporation
          Plan Administrator

By:  /s/ David L. Miller
      ___________________________________
      David L. Miller
Vice President of Human Resources

Date: June 29, 2006

EXHIBIT INDEX

Exhibit No. 23.1 23.2	Description Consent of Independent Registered Public Accounting Firm (Rehmann Robson) Consent of Independent Registered Public Accounting Firm (Crowe Chizek and Company LLC)